Exhibit (e)(4)

[AGIGA TECH LOGO]

April 3, 2008

Mr. Ron Sartore

14445 Cypress Point

Poway, CA 92064

Dear Ron,

I am pleased to extend to you this offer to join AgigA Tech, Inc. (“AgigA”) as President. Your employment start date is Thursday, April 3, 2008. This letter (along with the Founders Stock Agreement, dated February 13, 2008, between you and AgigA, and the Change of Control Agreement, dated April 3, 2008 between you and AgigA) states the complete terms and conditions of your employment, and supersedes and novates any previous understandings or oral or written discussions regarding the terms and conditions of your employment. If you agree to these terms and conditions, please initial the bottom of each page and sign at the end of this letter in the space indicated. Your acceptance of this offer will also act as your resignation as Executive Vice President of Simtek Corporation (“SIMTEK”).

Among other engineering and leadership duties, your main responsibilities will be to lead AgigA as an enterprise, recruit and lead the employees of AgigA, and to cultivate strategic partnerships, business relationships, and sources of funding to support the growth of AgigaA. You will report to the Board of Directors of AgigA and directly to Harold Blomquist as Executive Chairman who together will be responsible for evaluating your performance.

In consideration for all services rendered by you in such employment, you will be paid at a monthly rate of $18,750, paid semi-monthly and subject to withholding, which equates to an annual base salary of $225,000. At such time as it is approved by the Board of Directors, you will be eligible to participate in a cash management incentive plan as established, and from time to time amended, by the Board of Directors of AgigA. While the cash management incentive plan has not been specifically approved at this time, it is contemplated that the plan will be a function of achieving the milestones for AgigA “under budget” as approved by the Board of Directors of SIMTEK.

As long as AgigA is an “Affiliated Corporation” with SIMTEK, your offer includes that any stock options granted to you as an employee or director of SIMTEK will remain in effect and continue to vest as long as you remain an employee or director of AgigA and, provided you continue your service with AgigA, will not expire until the normal expiration date according to the applicable stock option plan.

As part of your employment you will be eligible for SIMTEK’s standard benefit plans, programs and arrangements, according to the terms and conditions of the plans, programs and arrangements, as such terms and conditions may be modified from time to time or terminated, and on the same basis as other employees of SIMTEK, including health and life insurance, holiday and vacation pay, and long and short-term disability coverage. The implementation of this agreement shall not affect the continuity of the benefits programs that are already in effect for you as an employee of Simtek. You will be eligible to participate in SIMTEK Corporation’s 401(k) Retirement Savings Plan and Employee Stock Purchase Plan (or a successor 401(k) Retirement Savings Plan or ESPP established at AgigA) according to the terms and conditions of such plan(s) and on the same basis as SIMTEK employees or AgigA employees, as the case may be. You will accrue vacation at a rate of 1.67 days per month. This is equivalent to 20 days per year.

Your employment with AgigA will be “at-will.” This means that either you or AgigA may terminate your employment at any time, with or without cause, with or without notice, and for any reason or no reason.

You will be expected to execute, concurrently with the execution of this offer letter, the AgigA Invention and Patent Agreement; the AgigA Confidentiality, Proprietary Information, and Trade Secret Agreement; and the Change of Control Agreement. Copies of these documents have been provided to you separately. You have previously executed Simtek’s Code of Business Conduct and Ethics and Simtek’s Insider Trading Policy, as well as an Employment Eligibility Verification Form I-9, and are not required to re-execute these documents.

This offer expires [at 5:00 PM Mountain Time] on Tuesday, April 15, 2008. I look forward to your favorable response to this offer and to you transferring to the AgigA team.

Sincerely,

AgigA Tech, Inc.

By:	/S/ HAROLD BLOMQUIST
HAROLD A. BLOMQUIST
Executive Chairman

I have read this offer and I understand and I accept its terms.

/S/ RON SARTORE
Ron Sartore

Date: April 3, 2008

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